Exhibit 99.1

CI Financial to Acquire New York-Based RIA Barrett Asset Management

CI’s U.S. assets to reach $50 billion

TORONTO & NEW YORK--(BUSINESS WIRE)--March 11, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX), a diversified global asset and wealth management company, today announced an agreement to acquire Barrett Asset Management, LLC (“Barrett”), a New York-based registered investment advisor (“RIA”) with wealth and investment management capabilities catering primarily to high-net-worth and ultra-high-net-worth individuals and families.

Barrett brings US$2.5 billion1 in assets to CI’s fast-growing U.S. wealth management footprint. Once the transaction is completed, CI is expected to have approximately US$50 billion in U.S. assets and total assets of US$212 billion2. Barrett represents CI’s second RIA in New York and expands CI’s scale in the world’s largest financial center to more than US$5.5 billion.

The acquisition exemplifies CI Chief Executive Officer Kurt MacAlpine’s mission to expand wealth management and globalize the company by teaming with strong U.S. wealth management businesses with committed management teams, aligned cultures and a shared vision for the future of the industry.

“We look forward to working with the dedicated and experienced Barrett team and helping them build on their success,” said Mr. MacAlpine. “Since 1937, Barrett has been delivering superior service to its clientele, which includes families, trusts and charitable organizations. We place immense value on their team approach to client service and focus on multi-generational planning, and CI’s backing will allow them to continue to enhance their multi-family office services and capabilities.”

Barrett offers an array of high-touch services tailored to each client, including wealth planning and investment management. The firm’s portfolio management expertise includes the management of two in-house mutual funds. Barrett has received notable industry recognition from respected outlets such as Bloomberg, Investment News and Financial Times for their advisory services.

“Our firm has always been guided by the principle that the client comes first,” said Peter Shriver, CFA, Chief Executive Officer of Barrett. “Our clients’ goals and needs were at the forefront of our decision to align with CI. Partnering with CI provides continuity for our clients and our firm as we develop our next generation of leaders. It will enable us to continue providing the incredible level of service we are known for, while gaining resources and capabilities that will benefit our clients and drive their success.”

Since entering the U.S. market in January 2020, CI has become one of the industry’s fastest-growing RIA platforms, with 15 acquisitions (including transactions by affiliated RIAs). Following the completion of all outstanding transactions, CI’s total North American wealth management assets are expected to be approximately US$105 billion (C$133 billion) and total assets are expected to reach US$212 billion (C$270 billion).2

Cambridge International Partners LLC served as the exclusive financial advisor to Barrett. This transaction is expected to close in the second quarter of 2021, subject to regulatory, and other customary closing conditions.

About Barrett Asset Management

Since 1937, Barrett Asset Management, LLC has been putting its clients first, working to help each of them achieve their goals and aspirations. Barrett is an independent investment management firm focused on the growth and preservation of wealth for individuals, families, trusts and nonprofit institutions. The firm tailors each investment portfolio based on a client’s objectives for income and growth through suitable asset allocation and individual investment selections. Barrett is a New York-based firm with more than $2.5 billion under management as of February 28, 2021. To learn more about Barrett, please visit http://www.barrettasset.com.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$236.5 billion (US$185.7 billion) in client assets as at February 28, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of BDF LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest, LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

1 As at February 28, 2021.
2 Projections based on asset levels as at February 28, 2021 and assume the completion of transactions with Barrett and Segall Bryant & Hamill, LLC (“SBH”) of Chicago.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisitions of Barrett and SBH will be completed and their asset levels will remain stable, the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com